SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

PROSENSA HOLDING N.V.
(Name of Subject Company)

PROSENSA HOLDING N.V.
(Name of Person(s) Filing Statement)

Ordinary Shares, Nominal Value €0.01 Per Share
(Title of Class of Securities)

N71546100
(CUSIP Number of Class of Securities)

Berndt Modig
Chief Financial Officer
Prosensa Holding N.V.
J.H. Oortweg 21
2333 CH Leiden, The Netherlands
+31 (0)71 33 22 100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Michael Davis
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
(212) 450-4000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the United States Securities and Exchange Commission (the “SEC”) on December 12, 2014 (together with the Exhibits and Annexes thereto and as amended or supplemented hereby and from time to time, the “Schedule 14D-9”) by Prosensa Holding N.V., a public limited liability company (naamloze vennootschap) organized under the laws of The Netherlands (the “Company” or “Prosensa”).  The Schedule 14D-9 relates to the tender offer by BioMarin Falcons B.V. and BioMarin Giants B.V., each a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) organized under the laws of The Netherlands and a wholly owned direct or indirect subsidiary of BioMarin Pharmaceutical Inc., a Delaware corporation, for all of the outstanding ordinary shares, nominal value €0.01 per share, of Prosensa at a purchase price of $17.75 per Share, net to the seller in cash, and a contingent value right, payable in up to $4.14 per Share, in cash, based on regulatory approval of drisapersen, the Company’s lead product candidate, in the United States and the European Union, each without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 12, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”, which, together with the Offer to Purchase, constitutes the “Offer”).  The initial expiration time of the Offer is at 6:00 p.m., New York City time, on January 14, 2015, unless the Offer is extended or earlier terminated as permitted by the Purchase Agreement and applicable law.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8.  Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by:

(a) deleting the paragraph under the heading “(d) Certain Prosensa Management Projections—Base Case Projections” in its entirety and replacing it with:

“Prosensa management prepared the Base Case Projections based on a set of assumptions that they believed to be aggressive but potentially achievable and presented the material assumptions related to the Base Case Projections and the Base Case Projections to the Supervisory Board at the September 10, 2014 and October 1, 2014 Supervisory Board meetings, respectively, and reviewed such projections at subsequent Supervisory Board meetings in connection with the Company’s strategic business plan. For purposes of the Base Case Projections, the Company’s management assumed that drisapersen will be approved for commercial sales and subsequently launched in various jurisdictions throughout the world between 2015 and 2018.  The Company’s management further assumed that the size of the global population which could be treated by exon 51 skipping therapies will be approximately 4,900 patients in relevant markets, including the United States, the European Union and other countries and key markets where the diagnosis, reimbursement and access may allow for drisapersen to be made available to patients on a commercial basis in 2015.  As calculated by Prosensa, this addressable patient population data reflects up to 80% of the population of non-ambulatory patients with Duchenne Muscular Dystrophy between the ages of 1 and 25 in the countries and key markets referenced in the foregoing sentence.  Prosensa management further assumed that this population will grow at a rate of approximately 2% per year over the period in which Prosensa management projected revenues.  In the Base Case Projections, the Company’s management assumed that drisapersen will achieve a peak share between 30% and 70% of the addressable patient population, depending on the geography concerned, in the period over which Company management has projected revenues.

For purposes of the Base Case Projections, Prosensa’s management also made certain assumptions relating to the development, regulatory approval, commercialization and launch of PRO044, PRO045 and PRO053, each of which are product candidates in the Company’s development pipeline and each of which uses an experimental exon skipping therapy for the treatment of Duchenne Muscular Dystrophy.  For more information on these product candidates, please see pages 43 and 44 of the 2013 Annual Report.  For purposes of the Base Case Projections, Prosensa management assumed that each of PRO044, PRO045 and PRO053 will be approved for commercial sales and launched in various jurisdictions throughout the world as from 2018.  The Company’s management made the following assumptions about the size of the global population to be treated by each such therapy:

•
with respect to PRO044, Prosensa assumed that there will be approximately 2,400 patients in relevant markets, including the United States, the European Union and other countries and key markets where the diagnosis, reimbursement and access may allow for PRO044 to be made available to patients on a commercial basis in 2018 and that such number of patients would increase at a rate of approximately 2% per year over the period in which Prosensa management projected revenue;

•
with respect to PRO045, Prosensa assumed that there will be approximately 3,100 patients in relevant markets, including the United States, the European Union and other countries and key markets where the diagnosis, reimbursement and access may allow for PRO045 to be made available to patients on a commercial basis, in 2018 and that such number of patients would increase at a rate of approximately 2% per year over the period in which Prosensa management projected revenue; and

•
with respect to PRO053, Prosensa assumed that there will be approximately 3,100 patients in relevant markets, including the United States, the European Union and other countries and key markets where the diagnosis, reimbursement and access may allow for PRO053 to be made available to patients on a commercial basis, in 2018 and that such number of patients would increase at a rate of approximately 2% per year over the period in which Prosensa management projected revenue.

In each of the cases above, the addressable patient population data reflects up to 80% of the population of non-ambulatory patients with Duchenne Muscular Dystrophy between the ages of 1 and 25 in the countries and key markets referenced in the foregoing sentence.  For purposes of the Base Case Projections, the Company’s management further assumed that each of PRO044, PRO045 and PRO053 will achieve a peak share of 60% of the addressable patient population throughout the world in the period over which Company management has projected revenues.

Furthermore, Prosensa management assumed that drisapersen patent protection will expire in 2025 and that patent protection over each of PRO044, PRO045 and PRO053 will expire in 2029.  In addition, Prosensa management assumed that the Company would make research and development expenditures in a manner consistent with current rates until 2020, after which the Company would make no expenditures for research and development.  Prosensa management also assumed that the Company would face a 10% tax rate until 2020 and a 20% tax rate thereafter and that Prosensa’s net operating loss carryforwards will be fully utilized in future periods in which Prosensa realizes a profit.  The foregoing is a summary of the material assumptions inherent in the Base Case Projections but does not purport to be a comprehensive overview of all assumptions inherent in the projections provided herein, including in the Base Case Projections.”

(b) deleting the paragraph under the heading “(d) Certain Prosensa Management Projections—Upper Case Projections” in its entirety and replacing it with:

“Prosensa management prepared the Upper Case Projections after the September 10, 2014 Supervisory Board meeting based on a set of aggressive assumptions related to peak share (but the same assumptions with respect to regulatory approval, commercialization and addressable patient population size) for drisapersen and PRO044, PRO045 and PRO053 and reviewed such projections at subsequent Supervisory Board meetings in connection with the Company’s strategic business plan. For purposes of the Upper Case Projections, the Company’s management assumed that drisapersen will be approved for commercial sales and subsequently launched in various jurisdictions throughout the world between 2015 and 2018.  The Company’s management further assumed that the size of the global population which could be treated by exon 51 skipping therapies will be approximately 4,900 patients in relevant markets, including the United States, the European Union and other countries and key markets where the diagnosis, reimbursement and access may allow for drisapersen to be made available to patients on a commercial basis in 2015.  As calculated by Prosensa, this addressable patient population data reflects up to 80% of the population of non-ambulatory patients with Duchenne Muscular Dystrophy between the ages of 1 and 25 in the countries and key markets referenced in the foregoing sentence.  Prosensa management further assumed that this population will grow at a rate of approximately 2% per year over the period in which Prosensa management projected revenues. In the Upper Case Projections, the Company’s management assumed that drisapersen will achieve a peak share between 50% and 90% of the addressable patient population, depending on the geography concerned, in the period over which Company management has projected revenues.

For purposes of the Upper Case Projections, Prosensa’s management also made certain assumptions relating to the development, regulatory approval, commercialization and launch of PRO044, PRO045 and PRO053, each of which are product candidates in the Company’s development pipeline and each of which uses an experimental exon skipping therapy for the treatment of Duchenne Muscular Dystrophy.  For more information on these product candidates, please see pages 43 and 44 of the 2013 Annual Report.  For purposes of the Upper Case Projections, Prosensa management assumed that each of PRO044, PRO045 and PRO053 will be approved for commercial sales and launched in various jurisdictions throughout the world as from 2018.  The Company’s management made the following assumptions about the size of the global population to be treated by each such therapy:

•
with respect to PRO044, Prosensa assumed that there will be approximately 2,400 patients in relevant markets, including the United States, the European Union and other countries and key markets where the diagnosis, reimbursement and access may allow for PRO044 to be made available to patients on a commercial basis in 2018 and that such number of patients would increase at a rate of approximately 2% per year over the period in which Prosensa management projected revenue;

•
with respect to PRO045, Prosensa assumed that there will be approximately 3,100 patients in relevant markets, including the United States, the European Union and other countries and key markets where the diagnosis, reimbursement and access may allow for PRO045 to be made available to patients on a commercial basis in 2018 and that such number of patients would increase at a rate of approximately 2% per year over the period in which Prosensa management projected revenue; and

•
with respect to PRO053, Prosensa assumed that there will be approximately 3,100 patients in relevant markets, including the United States, the European Union and other countries and key markets where the diagnosis, reimbursement and access may allow for PRO053 to be made available to patients on a commercial basis in 2018 and that such number of patients would increase at a rate of approximately 2% per year over the period in which Prosensa management projected revenue.

In each of the cases above, the addressable patient population data reflects up to 80% of the population of non-ambulatory patients with Duchenne Muscular Dystrophy between the ages of 1 and 25 in the countries and key markets referenced in the foregoing sentence.  For purposes of the Upper Case Projections, the Company’s management further assumed that drisapersen will achieve a peak share of 100% of the addressable patient population throughout the world in the period over which Company management has projected revenues.

Furthermore, Prosensa management assumed that drisapersen patent protection will expire in 2025 and that patent protection over each of PRO044, PRO045 and PRO053 will expire in 2029.  In addition, Prosensa management assumed that the Company would make research and development expenditures in a manner consistent with current rates until 2020 after which the Company would make no expenditures for research and development.  Prosensa management also assumed that the Company would face a 10% tax rate until 2020 and a 20% tax rate thereafter and that Prosensa’s net operating loss carryforwards will be fully utilized in future periods in which Prosensa realizes a profit.  The foregoing is a summary of the material assumptions inherent in the Upper Case Projections, but does not purport to be a comprehensive overview of all assumptions inherent in the projections provided herein, including in the Upper Case Projections.”

(c) deleting the paragraph under the heading “(d) Certain Prosensa Management Projections—Lower Case Projections” in its entirety and replacing it with:

“Prosensa Management prepared the Lower Case Projections after the September 10, 2014 Supervisory Board meeting assuming that neither drisapersen nor any of the Company’s other product candidates will receive regulatory approval and instead a competing RNA-based treatment for Duchenne Muscular Dystrophy is approved and commercialized worldwide. These projections were reviewed at subsequent Supervisory Board meetings in connection with the Company’s strategic business plan.  In addition, the Lower Case Projections assume that the Company will receive revenues only for out-licenses of intellectual property rights.  Prosensa’s management further assumed that the product candidates in the Company’s development pipeline will not be launched and all of the Company’s research and development relating to Duchenne Muscular Dystrophy will be terminated after 2015. Prosensa management also assumed that the Company would face a 10% tax rate until 2020 and a 20% tax rate thereafter and that Prosensa’s net operating loss carryforwards will be fully utilized in future periods in which Prosensa realizes a profit. The foregoing is a summary of the material assumptions inherent in the Lower Case Projections but does not purport to be a comprehensive overview of all assumptions inherent in the projections provided herein, including in the Lower Case Projections.”

(d) deleting footnote (1) below the table with the heading “Lower Case Projections and Certain Related Information” in its entirety and replacing it with:

“(1)           Prosensa management presented the Lower Case Projections to the Supervisory Board on a non-risk-adjusted basis, which, as described above, assumed that Company’s product candidates would not receive regulatory approval.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PROSENSA HOLDING N.V.

By:	/s/ Hans G.C.P. Schikan
	Name:	Hans G.C.P. Schikan
	Title:	Chief Executive Officer

By:	/s/ Berndt Modig
	Name:	Berndt Modig
	Title:	Chief Financial Officer

Dated: December 31, 2014